OPERATING AGREEMENT OF
MISAA, LLC
[a California Limited Liability Company]

THIS OPERATING AGREEMENT (the *"Agreement"*) is made and entered into to be effective as of January 1, 2024 (hereinafter referred to as the *"Effective Date"*), by and between Intelligent Optical Systems, Inc., a California corporation (the *"Initial Member"*), and Cust Corp., a [_____] corporation, as custodian for those persons who purchase Class B Units (the *"New Member,"* with the Initial Member and the New Member being collectively referred to as the *"Members"*), each of who hereby agree as follows:

RECITALS

A.   The Company was formed as a limited liability company under the laws of the State of California by filing of Articles of Organization for the Company with the Secretary of State of the State of California on July 24, 2023.

B.   The Initial Member and the New Member agree that this Agreement shall define each Members' respective rights, duties and obligations with respect to the Company.

NOW, THEREFORE, the parties hereto hereby agree as follows:

ARTICLE 1
FORMATION

1.1   Name and Place of Business: The Members acknowledge that the Company was formed on July 24, 2023 pursuant to the provisions of Title 2.6 of the Corporations Code of the State of California, known as the California Revised Uniform Limited Liability Company Act (the *"Act"*), for the purposes and upon the terms, covenants and conditions hereinafter set forth. The name of the Company is "MISAA, LLC," a California limited liability company, and the Company's principal place of business shall be 19601 Mariner Ave., Torrance, CA 90503, or such other place in the State of California as may be designated by the Board of Managers.

1.2   Articles of Organization: Articles of Organization were initially filed with the Secretary of State, in accordance with the provisions of the Act. A copy of the Articles of Organization is attached hereto as Exhibit B.

1.3   Purpose: The purpose of the Company shall be to develop, improve, expand and commercialize certain technologies; to engage in other acts or activities which may lawfully be carried out by a limited liability company under the provisions of the Act; to solicit investment in the Company as may be required in the discretion of the Board of Managers to achieve its objectives; and to conduct any other activities a limited liability company is permitted to conduct by law and which is authorized by the Board of Managers. In furtherance of these purposes, but subject to all other provisions of this Agreement, the Company, through its Board of Managers, is hereby authorized:

a.   To acquire by purchase, lease, license or otherwise, any real, personal or intangible property (and to enter into options and agreements to so acquire such real, personal or intangible property) which may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

b.   To construct, operate, maintain, finance, improve, own, sell, convey, assign, mortgage, license or lease any real estate and any personal or intangible property necessary, convenient or incidental to the accomplishment of the purposes of the Company;

c.   To borrow money and issue evidences of indebtedness in furtherance of any or all of the purposes of the Company, and to secure the same by mortgage, pledge or other lien on any assets of the Company;

d.   To borrow money on the general credit of the Company for use in the Company business and to execute documents in connection therewith;

e.   To enter into, perform and carry out contracts of any kind necessary to, in connection with or incidental to, the accomplishment of the purposes of the Company;

f.   To enter into partnerships, joint ventures, limited liability companies, or otherwise participate in entities of any kind or character;

g.   To enter into any kind of activity and to perform and carry out contracts of any kind necessary to, or in connection with, or incidental to the accomplishment of the purposes of the Company, so long as said activities and contracts may be lawfully carried on or performed by a Company under applicable laws;

h.   To prepay in whole or in part, refinance, recast, increase, modify, or extend any mortgage affecting any real property or other indebtedness of the Company and, in connection therewith, to execute any extensions, renewals or modifications of such other mortgages and indebtedness;

i.   To apply for and obtain any patents, trademarks, copyrights or other registrations, both within the United States and internationally, which are appropriate to obtain all legal protections for any intellectual property developed by the Company; and

j.   To take or cause to be taken all actions and to perform or cause to be performed all functions necessary or appropriate to promote the business of the Company and to realize and carry out its purposes.

1.4   **Purpose Not Limited:** The Company shall be a limited liability company for any legal purpose as approved by the Board of Managers, and shall not be limited by the purposes specified in Section 1.3, above.

1.5   **Term:** The Company shall continue until dissolved in accordance with the provisions of Article 9 entitled "Dissolution, Termination and Distribution".

1.6   **No Payments of Individual Obligations:** Except as otherwise provided in this Agreement, the Members shall use the Company's credit and assets solely for the benefit of the Company. Except as otherwise provided in this Agreement, no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

1.7   **Title to Property:** All real, personal and intangible property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in its individual name or right and each Member's interest in the Company shall be personal property for all purposes.

1.8 **Agent for Service of Process:** Reuben Sandler shall be the Company's agent for service of process, and shall replace the initial agent designated in the Articles of Organization. The Board of Managers may, from time to time, or at any time and for any reason, remove any person designated as agent for service of process and replace such person with another agent for service of process. If the designated agent is an individual, and if such individual dies or becomes incapacitated after designation hereunder, or resigns, then the Board of Managers shall immediately designate a replacement as the agent for service of process of the Company. The current address for the agent is 19601 Mariner Ave, Torrance, CA.

ARTICLE 2
DEFINITIONS

Unless otherwise defined herein, capitalized terms shall have the definitions set forth in Exhibit C attached hereto.

ARTICLE 3
FINANCIAL

3.1 **Capital Contributions; Intellectual Property:**

a. Initial Member Capital Contribution: The Initial Member has previously developed the intellectual property which will initially be utilized by the Company, and the Initial Member shall contribute that intellectual property, together with certain other rights, licenses and capital (the *"Initial Member Contribution"*) described on the Assignment attached hereto as Exhibit E (the *"Assignment"*).

b. Class B Member Contributions: The New Member shall purchase Class B Units, as custodian for investors desiring to hold the beneficial interests in such Class B Units (collectively, *"Investors"*) in an amount equal to $1.00 for each Class B Unit that each Investor desires to purchase. The purchase of Class B Units by the New Member shall occur in one or more closings (each, a *"Closing"*), with the first such Closing occurring on January 26, 2024 (the *"Initial Closing"*), and with subsequent closings (each, a *"Subsequent Closing"*) occurring every two (2) weeks following the Initial Closing, until the earlier of the date on which one million (1,000,000) Class B Units have been purchased, or January 24, 2025. At each Closing, the New Member shall remit to the Company an amount equal to $1.00 for each Class B Unit that each Investor desires to purchase, up to a maximum cumulative amount equal to $1,000,000, and the Company shall issue on its books and records, effective as of such Closing, the number of Class B Units purchased by the New Member. At each Closing, the New Member shall provide to the Company a list of Investors for whom New Member is acting as custodian for in that Closing, which list shall include the name of the Investor, the amount such Investor is investing, the federal tax identification number for each Investor, the residential address for each Investor, and such other information regarding the Investors as the Company may from time to time require. At each Closing, the New Member's Capital Account shall be credited with Capital Contribution made by the New Member at such Closing.

3.2 **Interest in the Company:** Each Member's interest in the Company (the *"Company Interest"*) is represented by the Units held by such Member. The Initial Member shall have the number of Class A Units listed on Exhibit A attached hereto, and the New Member shall have the number of Class B Units purchased from time to time at each Closing.

3.3 **Additional Capital Contributions:** No Member shall be required to make additional contributions to the Company. The Members shall look solely to the assets of the Company for the return of their Capital Contributions or returns thereon. If the assets remaining after the payment or discharge of the debts and liabilities of the Company are insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the remaining Members. No Member shall have personal liability for any obligation of the Company except as expressly provided at law. Notwithstanding the foregoing, following the Effective Date, the Board of Managers is authorized to issue additional Units to existing Members or to new Members at any time, in its sole discretion, and for such consideration as the Board of Managers reasonably determines is appropriate including, without limitation, issuing Units or options to acquire Units to employees, independent contractors and service providers of the Company as compensation for services rendered. Any additional Units issued by the Company shall be of such class, and contain such terms, conditions, preferences, rights and restrictions, as the Board of Managers shall determine in its sole discretion. The Board of Managers is authorized to create different classes of Units, which may have different preferences and priorities with respect to distributions, returns and Profit and Loss allocations, and to issue such Units to existing or new Members. No Member shall have any rights of first refusal in, or rights to participate in the issuance of, any Units issued by the Company after the Effective Date.

3.4 **Withdrawal of Capital:** No portion of the original capital of the Company may be withdrawn at any time without the express written consent of the Board of Managers.

3.5 **Interest on Capital:** Except as otherwise specifically provided herein, no Member shall be entitled to receive any interest on his or her Capital Contribution or his or her Capital Account, except that, if such Member is entitled to repayment of any portion of his or her Capital Contribution, such Member shall also be entitled to interest on it at the rate established for Advances, pursuant to Section 3.7, below, from and after the date when repayment should have been made.

3.6 **Use of Capital:** All Capital Contributions shall be used and employed in and about the business and for the benefit and advantage of the Company, and for no other purpose whatsoever.

3.7 **Advances:** It is contemplated that, from time to time, in addition to the Capital Contributions required hereunder, or prior to receipt of additional capital contributions, additional funds may be required by the Company for Company operations or for payment of Company expenses, and that, in such event, a Manager and/or a Member may advance such required funds to (or for the benefit of) the Company (***"Advances"***). Such Advances shall be deemed a loan from the Manager or Member to the Company and shall bear interest from the date advanced until the date of repayment at the rate of seven percent (7%) above the reference rate or prime rate published from time to time by the banking institution with whom the Company predominantly does business (or such other national banking institution selected by the Board of Managers), or the highest rate allowed at law, whichever is less, the right to repayment of which shall be subordinate to claims by third party creditors, but prior to all other distributions to Members. Advances shall be repaid promptly as funds become available to the Company, including funds received as additional capital contributions, and, to the extent not so repaid, then upon liquidation of the Company. At any time that funds for repayment of part, but not all, of the Advances become available, then no principal reduction payments shall be made unless accrued interest is current on all such Advances.

ARTICLE 4
RIGHTS AND DUTIES OF MEMBERS

4.1 **Management:** Subject to Section 4.5, below, the Board of Managers shall have exclusive control, management, and direction of the business of the Company, and shall have the duties set forth in Section 4.3, below. The Board of Managers shall initially consist of four (4) members. Each Member holding Class A Units shall be entitled to elect one (1) Manager. The Class A Members, by vote of Class A Members holding a majority of the Class A Units, shall have the right to appoint all other Managers. In the event any Manager is no longer serving as a Manager hereunder as a result of death, dissolution, bankruptcy, resignation or removal, then a replacement Manager may be elected by the Member(s) who elected that Manager. Any Manager may be removed with or without cause by vote of the Member(s) who had the right to elect that Manager. The number of Managers on the Board of Managers may be increased at any time by a vote of Class A Members holding a majority of the Class A Units, and any vacancy resulting therefrom shall be filled by a vote of Class A Members holding a majority of the Class A Units; provided, however, that the number of Managers shall not be reduced below the number of Members holding Class A Units without unanimous consent of Members holding all Class A Units. The initial Managers, and the Member(s) electing those Managers, are as follows:

Member(s) Appointing Manager	Name and Address of Manager
Intelligent Optical Systems, Inc.	Reuben Sandler 19601 Mariner Ave, Torrance, CA
	Tamra Johnson 19601 Mariner Ave, Torrance, CA
	Angelo Lamola 19601 Mariner Ave, Torrance, CA
	Henry Lichstein 19601 Mariner Ave, Torrance, CA

4.2**Compensation of Managers:** The Managers shall be entitled to such compensation for services rendered to the Company, as may be determined by the Board of Managers. No other Member shall be entitled to receive any salary or compensation for services relating to the Company affairs, except as authorized in writing by the Board of Managers. Any compensation authorized by the Board of Managers shall be deemed an expense of the Company pursuant to Section 707(c) of the Code.

4.3**Time Devoted to Company; Duties and Restrictions of Managers:**

a.**Time Devoted**: Managers shall devote to the Company such time, effort and skill as is required under any separate agreement with such Managers or, absent such an agreement, such time, effort and skill as is reasonably necessary for the orderly, efficient and timely completion of his or her duties.

b.**Duties**: The Board of Managers shall, subject to the provisions of Section 4.4, below, have the sole and exclusive authority to carry out the following duties:

(1)To secure all necessary financing, in amounts and on terms acceptable to the Board of Managers, to enable the Company to operate its business and carry out its purpose;

(2)To employ attorneys, accountants, other professionals and other employees to assist the Company in any of its affairs, and to enter into cost sharing or other business arrangements with any entity, including Affiliate(s) of a Manager, for the purpose of leasing office space or other real property and for obtaining administrative, technical and other support from such Affiliate(s);

(3)To enter into contracts of any kind or character on behalf of the Company, including with Affiliates of a Manager;

(4)   To establish bank accounts in such banking institutions as are selected by the Board of Managers, and withdrawals shall be solely upon such signature or signatures as the Board of Managers shall determine; no other Member shall have signature authority over any bank accounts;

(5)   Pay any and all reasonable fees and make any and all reasonable expenditures which the Board of Managers, in its sole discretion, deems necessary or appropriate in connection with the organization of the Company, the management of the affairs of the Company, and the carrying out of its obligations and responsibilities under this Agreement, and to enforce all rights of the Company;

(6)   Maintain such insurance coverage for public liability, fire and casualty, and any and all other insurance necessary or appropriate to the business of the Company, in such amounts and of such types as the Board of Managers shall determine from time to time, provided such insurance is available on terms which are reasonable;

(7)   Establish and maintain such reserves as the Board of Managers determine are reasonably necessary or appropriate;

(8)   To issue additional Units or rights to acquire additional Units to new or existing Members, under terms and conditions, and containing such rights, preferences and restrictions, and for such consideration, as is reasonably determined by the Board of Managers;

(9)   To otherwise manage the day-to-day business affairs of the Company.

c.   Restrictions: Notwithstanding the provisions of Section 4.3(a), above, in the event the Company enters into an agreement with an Affiliate of a Manager, the terms and conditions of such transaction shall be no less favorable to the Company than the terms and conditions which would be offered to other third parties.

d.   Decisions of Board of Managers: Decisions of the Board of Managers shall be made by vote or consent of a majority of Managers on the Board of Managers; provided, however, that, in the event of a deadlock, decisions of the Board of Managers shall be submitted to the Class A Members, and the vote of Class A Members holding a majority of the Class A Units shall be the decision of the Company with respect to that specific decision. The Board of Managers shall have the authority to delegate decision-making authority to one or more Managers, Officers, employees or agents of the Company upon such terms and conditions as the Board of Managers shall determine.

4.4   Rights and Restrictions of Non-managing Members: Members who are not Managers (a *"Non-managing Member"*) shall take no part in the conduct or control of the Company's business or in the operation, sale, leasing or refinancing of any of its assets, and shall have no right or authority to act for the Company.

4.5   Actions Requiring Vote of Members:

a.   Required Member Vote: Notwithstanding the general grant of authority to the Board of Managers in Sections 4.1 and 4.3, above, and the restriction set forth in Section 4.4, above, the Board of Managers shall have no authority and shall not take, or cause the Company to take, any of the following actions without the vote, approval or consent of Members who hold a majority of the voting power held by all then outstanding Units (any such vote being referred to herein as a *"Required Member Vote"*):

(1)　　any public offering of the Units, or filing any registration to permit any public offering of the Units;

(2)　　any reorganization of the Company into a New Corp in accordance with Article 13 hereof;

(3)　　any change in the tax status of the Company or entering into any settlement agreements in accordance with Section 7.4 hereof;

(4)　　the incurrence of indebtedness for borrowed money of the Company, in an amount outstanding at any one time in excess of $100,000, in the aggregate, in a single transaction or series of related transactions;

(5)　　any amendment of the Articles of Organization of the Company or this Agreement (as the same may, from time to time, be amended or restated);

(6)　　any merger, consolidation or other business combination of the Company with or into any other entity, whether foreign or domestic, other than a transaction in which the Company shall be converted into a corporate form;

(7)　　any sale, lease or exchange of substantially all of the operating properties and assets of the Company in a single transaction or series of related transactions;

(8)　　any voluntary dissolution or termination of the Company;

(9)　　Any sale or issuance of Units, any rights to acquire Units, or any Unit appreciation rights, phantom unit plans or other arrangements whereby the Company commits to pay funds based on the valuation of Units;

(10)　　The adoption of an annual plan and budget (an *"Annual Plan"*), and any changes to any Annual Plan previously adopted;

(11)　　The adoption and implementation of financial internal controls, financial administration and reporting procedures;

(12)　　Any agreements which obligate the Company to transactions other than in the normal course of business including, without limitation, the creation of subsidiaries and affiliated entities.

(13)　　The commencement of any legal action, and strategy decisions regarding any material legal action in which the Company is involved.

(14)　　The establishment of or any material change to insurance plans and terms including, without limitation, insurance on members, employees and assets.

(15)　　The selection of a board of directors or other management personnel in any subsidiary or Affiliate of the Company or any joint venture in which the Company may be involved.

b.　　Voting Power: In determining whether the requisite majority of voting power has occurred in connection with a Required Member Vote, each holder of a Class A Unit and each holder of a Class B Unit shall have one (1) vote for each Unit held by such Member. In the event the Board of

Managers issues additional classes of Units, it shall designate in such issuance the number of votes each Unit of such new class shall have in connection with a Required Member Vote.

4.6 **Limitation of Liability:** No Manager shall be liable to the Company or to the remaining Members for any loss suffered by it or them which arises out of any action or inaction of such Manager if such Manager determined, in good faith, that such course of conduct was in the best interests of the Company, and such course of conduct did not constitute gross negligence or gross misconduct by such Manager. The Members shall not be liable for any debts or obligations of the Company; provided, however, that the Capital Contributions and any additional capital contributions of the Members shall be subject to the risks of the business of the Company and shall be subject to the claims of the Company's creditors, within the limitation of the amount of Capital Contributions made by each Member.

4.7 **Expenses:** The Managers shall be entitled to reimbursement monthly, on the submission of an itemized account, of any sums it shall have expended for the benefit of the Company in performing any of the duties listed above, and such reimbursement shall be considered an expense of the Company.

4.8 **Indemnification of Managers by the Company:** The Board of Managers and each Manager shall perform their duties under this Agreement with ordinary prudence and in a manner characteristic of businessmen in similar circumstances. However, no Manager shall have any liability whatsoever to the Company or to any other Member for loss caused by an act or by the failure to do any act if the loss suffered arises out of a mistake in judgment of the Manager, or if the Manager, in good faith, had determined that the action or lack of action giving rise to the loss was in the best interests of the Company or if the action or lack of action giving rise to the loss was based on the advice of counsel; provided, however, that such exculpation from liability shall not apply to any liability for loss caused by any act or by the failure to do any act which arises out of the gross negligence or willful misconduct of a Manager, or which is caused by a material breach of any provision of this Agreement.

The Company, its receiver or any liquidating trustee, shall indemnify, hold harmless and pay all judgments and claims against a Manager arising from any actions or decisions performed or made by it in connection with the business of the Company provided such actions or decisions are within the scope of the purposes of the Company and the Manager complied with the immediately preceding paragraph. This indemnification shall include, without limitation, payment of attorneys' fees incurred in connection with the defense of any claim or proceeding based on any such action or decision, which attorneys' fees shall be paid as incurred; and liabilities under federal and state securities laws, to the extent permitted by law.

4.9 **Indemnification by Members:** Subject to Section 4.8, each Member (an *"Indemnitor"*) shall indemnify and hold harmless the Managers and all other Members from and against all claims, demands, actions and rights of action which shall or may arise by virtue of anything done or omitted to be done by the Indemnitor (directly or indirectly through or by its agents, employees, or other representatives) outside the scope of, or in breach of the terms of this Agreement. A Member who desires to make a claim against an Indemnitor under this Section shall notify the Indemnitor of the claim, demand, action or right of action which is the basis of such claim, and shall give the Indemnitor a reasonable opportunity to participate in the defense thereof. Failure to give such notice shall not affect the Indemnitor's obligations hereunder, except to the extent of any actual prejudice resulting therefrom. Any cash distributions of the Indemnitor under Articles 5 and 9 shall be charged for the above.

4.10 **Officers:** The Board of Managers may authorize officers and other third parties to undertake certain of its authorities and responsibilities for day-to-day operation of the business and affairs of the Company. The Board of Managers may appoint a Chairman, a Chief Executive Officer, a President, a Secretary, a Chief Financial Officer, one or more Vice Presidents and such other officers or agents as the Board of Managers may deem necessary, each of whom shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Managers until their successors are appointed and qualified. Any officer or agent selected or appointed by the Board of Managers may be removed at any time, with or without cause, by the Board of Managers. Any number of offices may be held by the same person. The salaries of all officers and agents of the Company shall be fixed by the Board of Managers.

a. Chief Executive Officer. The Chief Executive Officer shall, jointly with the President of the Company, have general supervision and control over, and responsibility for the day-to-day operations of the Company, subject to the general policy directions of the Board of Managers, shall see that all orders and resolutions of the Board of Managers are carried into effect and shall have such other powers and shall perform such other duties as may from time to time be assigned to him/her by the Board of Managers.

b. President. The President, who may also be the Chief Executive Officer, shall have general supervision and control over, and responsibility for the day-to-day operations of the Company, subject to the general policy directions of the Board of Managers, shall see that all orders and resolutions of the Board of Managers are carried into effect and shall have such other powers and shall perform such other duties as may from time to time be assigned to him/her by the Board of Managers.

c. The Vice Presidents. Vice Presidents shall perform such duties and have such powers as may from time to time be assigned to them by the Board of Managers. In the absence or disability of the President and Chief Executive Officer, the President and Chief Executive Officer's duties will be performed and powers may be exercised by such Vice President as will be designated by the Board of Managers.

d. The Secretary. The Secretary will attend all meetings of the Members and the Board of Managers and will record all votes and the minutes of all proceedings in a book to be kept for that purpose. Unless otherwise provided in this Agreement and the Secretary will attend to the giving of notice of all meetings of the Members and Board of Managers. The Secretary will keep an account for all books, documents, papers and records of the Company, except those for which some other officer or agent is properly accountable. The Secretary will generally perform all the duties usually appertaining to the office of Secretary of a limited liability company. In the absence of the Secretary, such person as will be designated by the Board of Managers will perform these duties.

e. The Chief Financial Officer. The Chief Financial Officer will serve as the treasurer of the Company and will have the care and custody of all funds of the Company and will deposit the same in such banks or other depositories as the Board of Managers will from time to time direct or approve. The Chief Financial Officer will keep a full and accurate account of all funds received and paid on account of the Company, and will render a statement of accounts whenever required by the Board of Managers. The Chief Financial Officer will perform all other necessary acts and duties in connection with the administration of the financial affairs of the Company, and will generally perform all the duties usually appertaining to the office of Chief Financial Officer of a limited liability company. In the absence of the Chief Financial Officer, such person as will be designated by the Board of Managers will perform the duties of Chief Financial Officer. Nothing herein is intended to limit the authority of the President and Chief Executive Officer to control or direct the expenditure of the Company's funds except to the extent limited by the Board of Managers, and Chief Financial Officer will promptly execute the directions of the President and Chief Executive Officer.

   f. <u>Current Officers</u>. The individuals listed below shall be, and they hereby are, elected to the offices set forth opposite their respective names, to serve in such capacities until removal or replacement by the Board of Managers or resignation:

Name	**Office**
Reuben Sandler	President and Chief Executive Officer
Angelo Lamola	Vice President
Tamra Johnson	Secretary
Henry Lichstein	Chief Financial Officer

   Any other Vice Presidents or other officers may be elected to their respective offices as and when determined by the Board of Managers.


ARTICLE 5
<u>DISTRIBUTIONS</u>


   5.1 **<u>Distributions</u>:** Distributions shall be made to the Members at such times as there is cash available for distribution, as determined by the Board of Managers; provided, however, that in no event will any distribution from the Company be made until all Advances to the Company shall have been paid in full, including any accrued interest. Distributions of cash from all sources, except pursuant to a liquidation and winding up of the Company, shall be made at such times and in such amounts as shall be determined by the Board of Managers and shall be distributed first to any classes of Units which may have preferences to such distributions and, thereafter, as follows:

   a. <u>First</u>: To the Members, pro-rata in accordance with the total amount to be distributed pursuant to this Section 5.1(a), in an amount equal to the total Tax Distribution Amount attributable to the current year and the immediately prior tax year less the cumulative amounts previously distributed on account of such years pursuant to this Section 5.1(a);

   b. <u>Second</u>: To the Members in proportion to the number of Units each Member holds in the Company.

   c. <u>Tax Distribution Amount</u>: The Company will calculate the Tax Distribution Amount no less frequently than annually and make any distributions which are to be made pursuant to Section 5.1(a) to each Member no later than April 1 of the year following each taxable year. In determining the amount of cash available for distribution, the Board of Managers shall give due consideration to applying such funds to the payment of the Tax Distribution Amount, but shall have no obligation to make any such distribution if the Board of Mangers believes that it is in the best interest of the Company to apply its funds for other business purposes.

   5.2 **<u>Distributions Upon Liquidation of Company's Assets</u>:** The proceeds from the sale of all or substantially all of the Company property pursuant to the liquidation and winding up of the Company shall be distributed, when available, in accordance with the provisions contained in Section 9.3, entitled "Liquidation and Final Distribution of Proceeds."

   5.3 **<u>Withholding</u>:** The Company is authorized to withhold from any distribution such amounts as may be required under the Code or under any state or local law. All amounts withheld pursuant to the Code, or any provision of any State or local tax with respect to any payment or distribution to the Company or the Members, shall be treated as amounts distributed to the Members pursuant to this Article 5 for all purposes under this Agreement. The Company may allocate any such amounts among the Members in any manner that is in accordance with applicable law.

5.4 **Distributions Among Members:** If a Permitted Transfer, pursuant to Article 8, below, of a Company Interest, or of an Economic Interest in the Company, occurs during any accounting period, Profits, Losses, each item thereof, and all other items attributable to such interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code §706(d), using any conventions permitted by law and selected by the Board of Managers. All distributions on or before the date of a Permitted Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize a Permitted Transfer not later than the end of the calendar month during which it is given notice of such transfer, provided that if the Company does not receive a notice stating the date such interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the accounting period during which the transfer occurs, or if a transfer is not a Permitted Transfer, then all of such items shall be allocated, and all distributions shall be made, to the Member who, according to the books and records of the Company, on the last day of the accounting period during which the transfer occurs, was the owner of the Company Interest. The Managers and the Company shall incur no liability for making allocations and distributions in accordance with the provisions of this Section 5.4, whether or not the Company and/or the Manager have knowledge of any transfer of ownership of any interest in the Company.

5.5 **Form of Distributions:** A Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members. Except upon a dissolution and winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

5.6 **Restriction on Distributions:**

a. No distribution shall be made if, after giving effect to the distribution:

(1) The Company would not be able to pay its debts as they become due in the usual course of business; or

(2) The Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of any other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distribution.

b. The Board of Managers may base a determination that a distribution is not prohibited on any of the following:

(1) Financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances;

(2) A fair market valuation prepared by a qualified appraiser; or

(3)   any other method that is reasonable under the circumstances.

Except as provided in the Act, the effect of a distribution is measured as of the date the distribution is authorized if the payment occurs within one hundred twenty (120) days after the date of authorization, or the date payment is made if it occurs more than one hundred twenty days (120) after the date of authorization.

c.   A Member or any Manager who votes for a distribution in violation of this Agreement or the Act is personally liable to the Company for the amount of the distribution that exceeds what could have been distributed without violating this Agreement or the Act if it is established that the Member or the Manager did not act in compliance with Section 5.6(b), above. Any Member who is so liable shall be entitled to compel contribution from each other Member who is also liable, and each Member for the amount the Member received with knowledge of facts indicating that the distribution was made in violation of this Agreement or the Act.

5.7   Return of Distributions: Except for distributions made in violation of the Act or this Agreement, or unless otherwise required by law, no Member or holder of an Economic Interest shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or the holder of an Economic Interest, or paid by a Member or the holder of an Economic Interest for the account of the Company or to a creditor of the Company, shall be added to the account or accounts from which it was subtracted when it was distributed to the Member or holder of an Economic Interest.

ARTICLE 6
ALLOCATIONS; TAX MATTERS

6.1   Allocation of Profits and Losses: The Profits and Losses of the Company shall be determined on a calendar year basis, in accordance with accounting methods followed by the Company for federal income tax purposes; and, to the extent consistent, in accordance with generally accepted accounting principles. Subject to the provisions of Exhibit D, below, the Profits and Losses shall be allocated as follows:

a.   Profits: Profits, and each item thereof, shall be allocated in the following order and priority:

(1)   First: To the Members, pro-rata, in accordance with the total amount to be allocated pursuant hereto, until such time as the total Profits allocated pursuant to this Section 6.1(a)(1) equals the total amount of Losses allocated to such Members pursuant to this Article 6; and

(2)   Second: To the Members in proportion to each Member's Percentage Interest.

b.   Losses: Losses, and each item thereof, shall be allocated in the following order and priority:

(1)   First: To the Class B Members, pro rata in proportion to the total amount to be allocated under this Section 6.2(b)(1), until such time as the Adjusted Capital Account of each Class B Member is zero;

(2)   Second: To the Class A Members, pro rata, in proportion to the total amount to be allocated under this Section 6.2(b)(2), until such time as the Adjusted Capital Account of each Class A Member is zero; and

(3)   Third: To the Member in proportion to each Member's Percentage Interest.

c.   Change in Company Interests: In the event the number of Units held by Members change during the year, then the Company shall allocate Profits and Losses in accordance with Code Section 706(d) using any conventions permitted by law and/or the Regulations and selected by the Board of Managers.

6.2   Special Regulatory Allocations: Special allocations provided by various provisions of the Code and Regulations shall be allocated in accordance with the provisions of Exhibit D attached hereto. The allocation rules set forth on Exhibit D shall prevail over those set forth in Section 6.1, above.

6.3   Acknowledgment: The Members are aware of the income tax consequences of the allocations made by this Article 6, and hereby agree to be bound by the provisions of this Article 6 in reporting their shares of Company income, gain, loss and deduction for income tax purposes.

6.4   Treatment of Company: The Members intend that the Company will be treated as a partnership, rather than an association taxable as a corporation, for federal income tax purposes, and shall make no election, and no Member shall make any such election, under Treasury Regulations Section 301.7701-3(c).

ARTICLE 7
ACCOUNTING AND RECORDS

7.1   Books and Records:

a.   At all times during the continuance of the Company, the Company shall keep, or cause to be kept, full and true books of account in which shall be entered fully and accurately all transactions of the Company. The Company books shall be kept on such accounting basis and on such tax basis as the Board of Managers shall determine.

b.   All of said books of account and all other records and documents evidencing the business transacted by the Company shall be maintained at the principal office of the Company and shall be open at reasonable business hours for the reasonable examination and inspection by Members, who shall have the right to make copies of any of said documents or records, at their own expense.

c.   Income tax returns of the Company shall be prepared by such Certified Public Accountants as the Company shall engage. Copies of the annual income tax returns for the Company shall be sent to all Members promptly upon completion, but in no event after the ninetieth (90th) day following the close of the accounting year.

d.   Capital Accounts shall be maintained for each Member in the manner described in Section 4 of Exhibit C.

7.2   Bank Accounts: Company funds shall be deposited in the name of the Company in one or more bank accounts, as determined by the Board of Managers, and shall be withdrawn upon the signature of such person or persons designated by the Board of Managers.

7.3 **Election:** In the event of a transfer of any Member's ownership interest in the Company or the death of a Member, or in the event of a distribution of property to a Member, the Company may, upon the consent of the Board of Managers, elect, upon timely request of the transferee or distributee, pursuant to §754 of the Internal Revenue Code of 1986, as amended, to adjust the basis of Company property as allowed by §§755, 743(b) and 734(b) of said Code, but only if such transferee shall reimburse the Company, promptly upon demand, all accounting and legal fees incurred by the Company in making such election. The election shall be filed with the Company income tax return for the first (1st) tax year to which the election applies.

7.4 **Partnership Representative:** Reuben Sandler is designated as the ***"Partnership Representative"*** for the Company in accordance with the Bipartisan Budget Act of 2015 (Pub L 114-74, 129 Stat 584), as such provisions may subsequently be amended. The obligations of each Member or former Member under this Section shall survive the transfer or redemption by a Member of its Membership Interest and the termination of this Agreement or the dissolution of the Company. The Partnership Representative shall have the right to make on behalf of the Company any and all elections and take any and all actions that are available to be made or taken by the Partnership Representative or the Company (including, if applicable, any election under Internal Revenue Code Section 6226(a)). The Members shall take any and all actions requested by the Partnership Representative consistent with any elections made and actions requested by the Partnership Representative, including, without limitation, filing amended tax returns and paying any tax or adjustment due.

No later than 10 business days after the Partnership Representative has knowledge of any audit or proceeding concerning the Company, the Partnership Representative shall notify the Members of the existence of such audit or proceeding. Each Member shall have the right to have a tax advisor of its own choosing participate in, but not direct, the prosecution or defense of such audit or proceeding at such Member's sole expense. The Partnership Representative shall make commercially reasonable efforts to facilitate such tax advisor's participation.

If the Company is qualified to elect under Internal Revenue Code Section 6221(b) to have Subchapter C of Chapter 63 of the Internal Revenue Code not apply to any federal income tax audits and other proceedings, the Managers shall cause the Company to make such election. If any adjustment in the amount of any item of income, gain, loss, deduction, or credit of a partnership, or any partner's distributive share thereof is finally determined with respect to the Company, the Partnership Representative shall use its commercially reasonable efforts to cause the Company to make the election under Internal Revenue Code Section 6226(a) if available; if the Partnership Representative has not yet caused the Company to make the election under Internal Revenue Code Section 6226(a): (i) the Members shall take all actions requested by the Partnership Representative, including, without limitation, filing amended tax returns and paying any tax or adjustment due; (ii) if applicable, the Partnership Representative shall use commercially reasonable efforts to make any modifications available under Internal Revenue Code Section 6225(c)(3), (4) and (5); and (iii) any imputed underpayment (as determined in accordance with Internal Revenue Code Section 6225) or adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members, for the taxable year in which the adjustment is finalized, in such manner as may be necessary (as determined by the Partnership Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based on their interests in the Company for the reviewed year.

If the Company pays any imputed adjustment amount, the Managers shall seek reimbursement from the Members (including any former Member) to whom such liability relates. Each Member hereby agrees to pay the reimbursement amount to the Company, and such amount shall not be treated as a Capital Contribution. Any reimbursement amount not paid by a Member (or former Member) shall, at the sole discretion of the Managers, either (x) accrue interest at the prime rate until paid, and such Member (or former Member) shall also be liable to the Company for any damages resulting from a delay in making the payment after the date that the payment is requested by the Managers or (y) be treated as a distribution to such Member (or former Member). Expenses attributable to the audit and final determination of any imputed adjustment amount of the Company shall be specially allocated to each Member in proportion to which each Member bears the cost of such imputed adjustment amount. Each Member acknowledges and agrees that, notwithstanding the transfer or redemption of all or any portion of its interest in the Company, it will remain liable for all tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such transfer or redemption.

A Partnership Representative may be removed by, and a successor Partnership Representative will be appointed by a Majority Interest.

ARTICLE 8
TERMINATION OF COMPANY/TRANSFER OF INTEREST

8.1 **Voluntary Termination:** The Company may be dissolved at any time only by action of the Board of Managers and by a Required Member Vote, in which event the Board of Managers shall proceed with reasonable promptness to sell the non-cash property owned by the Company and to liquidate the business of the Company, in accordance with Article 9, below.

8.2 **Transfer of Interests in the Company:** Except as otherwise provided in this Article, no Member shall sell, transfer, assign, syndicate, pledge or otherwise dispose of or encumber its Company Interest in the Company without the prior written consent of the Board of Managers, which consent may be refused without justification, and without complying with the Securities Act of 1933, as amended, and any other applicable securities laws. The transfer of more than a fifty percent (50%) voting interest in any corporate or entity Member, or the issuance of shares or ownership interests to a new shareholder or equity owner of a corporate or entity Member which constitutes more than fifty percent (50%) of the voting interest of such corporate or entity Member, or the transfer of any beneficial interest in a trust Member, shall be considered a transfer for purposes of this section and Section 8.3, below. Any act in violation of this Section shall be null and void as against the Company and shall not bind the Company or the Members, and shall constitute a default of this Agreement.

8.3 **Permitted Transfers:** Notwithstanding Section 8.2, above, but subject to the provisions of Section 8.4, below, any Member shall be permitted to assign its Economic Interest without the consent of the Board of Managers, to such transferring Member's spouse or issue, to a Trust for the benefit of such Member's spouse or issue, or to a successor entity which is owned entirely and in the same proportions as the transferring Member or such transferring Member's spouse or issue; provided, however, that a transfer of an Economic Interest shall not constitute the transferee a Member or entitle him or her to any of the rights of a Member, other than the right to receive as much of the transferor's share of distributions of the Company as is transferred to the transferee. Such a transfer shall not terminate any of the transferor's obligations.

8.4 **Right of First Refusal:** Each time a Member or Economic Interest Owner (***"Transferor"***) proposes to transfer, assign, convey, sell, encumber or in any way alienate all or any part of his, her, or its Units or Economic Interest therein (***"Interest"***) (or as required by operation of law or other involuntary transfer to do so), other than pursuant to Section 7.4 such Transferor shall first offer such Interest to the Company and the non-transferring Members in accordance with the following provisions:

a. Transferor shall deliver a written notice to the Company and the non-transferring Members stating (i) Transferor's bona fide intention to transfer such Interest, (ii) the name and address of the proposed transferee, (iii) the Interest to be transferred, and (iv) the purchase price and terms of payment for which the Transferor proposes to transfer such Interest.

b.   Within thirty (30) days after receipt of the notice described above, or, if the transfer is by gift or inheritance, within thirty (30) days after the determination of the purchase price, each non-transferring Member shall notify the Board of Managers in writing of his, her, or its desire to purchase a portion of the Interest being so transferred. The failure of any Member to submit a notice within the applicable period shall constitute an election on the part of that Member not to purchase any of the Interest which may be so transferred. Each Member so electing to purchase shall be entitled to purchase a portion of such Membership Interest in the same proportion that the Percentage Interest of such Member bears to the aggregate of the Percentage Interests of all of the Members electing to so purchase the Interest being transferred. In the event any Member elects to purchase none or less than all of his or her pro rata share of such Interest, then the other Members can elect to purchase more than their pro rata share.

c.   If the Members fail to purchase the entire Interest being transferred, the Company may purchase any remaining share of such Interest.

d.   Within sixty (60) days after receipt of the notice described above or the determination of the purchase price if a transfer by gift, inheritance or otherwise without consideration, the Company and the Members electing to purchase such Interest shall have the first right to purchase or obtain such Interest upon the price and terms of payment designated in such notice. If such notice provides for the payment of non-cash consideration, the Company and such purchasing Members each may elect to pay the consideration in cash equal to the good faith estimate of the present fair market value of the non-cash consideration offered as determined by the Board of Managers.

e.   If the Transferor proposes to transfer the Interest by gift, inheritance or otherwise without consideration to Persons other than those set forth in Section 8.4 and the Company and/or the non-transferring Members elect to purchase the Interest as set forth in this Section, then the purchase price shall be determined by the Board of Managers and shall be payable in cash at the closing.

f.   If the Company or the non-transferring Members elect not to purchase or obtain all of the Interest designated in such notice, then the Transferor may transfer the Interest described in the notice to the proposed transferee, providing such transfer (i) is completed within thirty (30) days after the expiration of the Company's and the non-transferring Members' right to purchase such Interest, (ii) is made on terms no less favorable to the Transferor than as designated in the notice, and (iii) the requirements of Section 8.2 relating to consent of the Board of Managers and securities requirements hereof are met. If such Membership Interest is not so transferred, the Transferor must give notice in accordance with this Section prior to any other or subsequent transfer of such Membership Interest.

8.5   Condition to Permitted Transfer: In no event shall any purported transfer of a Member's ownership interest in the Company, even if approved pursuant to Section 8.2, above, be effective unless each of the following conditions is satisfied or waived in writing by the Board of Managers, acting in its sole discretion:

a.   Such transferor Member and such transferee or assignee executes, acknowledges and delivers to the Company such instruments of transfer and assignment with respect to such transaction as are in form and substance satisfactory to the Company, to include, but not be limited to, an agreement that the substitution shall not cause a dissolution of the Company and that the Company shall continue without interruption;

b.   Such transferee or assignee agrees, in writing, to be bound by all of the terms of this Agreement, and executes, acknowledges and delivers to the Company such instruments as are satisfactory to the Company in order to effectuate this provision;

c.   The Transfer may be accomplished without registration, or similar process, under federal and state securities laws;

d.   The Transfer will not result in the termination of the Company pursuant to Code Section 708;

e.   The Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended;

f.   The transferor or the transferee delivers the following information to the Company: (i) the transferee's taxpayer identification number; and (ii) the transferee's initial tax basis in the transferred Membership Interest; and

g.   The transferor pays to the Company a transfer fee which is sufficient to pay all reasonable expenses of the Company in connection with such transfer, including, without limitation, all legal fees incurred in properly documenting such transfer and assignment.

8.6   **Assignees Who are Not Substituted Members:** An assignee of an Economic Interest has no right, except as otherwise provided herein, to vote on Company matters, to request a meeting of the Company, or to exercise any of the other rights of a Member, other than to receive the share of the cash and taxable income, gain, loss, deduction or credit or other compensation by way of income or the return of the contribution to which the assignor otherwise would be entitled. Nothing in this Section, however, shall authorize the transfer or assignment of an Economic Interest unless such transfer is accomplished in accordance with Sections 8.2, 8.3 and 8.4, above.

8.7   **Recognition of Assignment or Substitution:** The Company shall amend this Agreement whenever required to reflect the admission of new Members in accordance with this Agreement. Any assignment, transfer or conveyance made in accordance with the terms of Article 8 of this Agreement, unless expressly provided herein, shall not cause a termination or dissolution of the Company, but the Company thereupon shall continue in full force and effect.

8.8   **Withdrawal, Dissolution or Partition:** Except as otherwise provided herein, the Members shall not have the right to, and each of the Members does hereby agree that it shall not, voluntarily withdraw as a Member of the Company, nor shall any Member exercise any power under any law seeking to dissolve the Company or cause a partition of Company property, by court action or otherwise, it being agreed by all of the Members that such action would cause a substantial hardship to the Company and the remaining Members, and would be a breach of this Agreement.

8.9   **Take-Along Rights:**

a.   If the Board of Managers approves any sale of the Company by merger, consolidation, sale of the Company's assets, sale of Units or otherwise, to any Person that is not an Affiliate of a Member, each Member and each holder of an Economic Interest hereby agrees to consent to, vote for and raise no objections to such sale (the *"Take-Along Right"*) and agrees to transfer all rights, title and interest such Member or holder has in the Company at the closing of the approved transaction; provided, however, that the Board of Managers shall provide a certificate to each Member certifying that the terms and conditions of such sale are on an arms-length basis and are fair to the Company. In issuing any such certificate, the Board of Managers may rely on a fairness opinion issued by any qualified Person, or may rely on reasonable valuations of the Company provided by independent third-party consultants of the Company. If such sale is structured as a sale of all of the outstanding Units, each Member and each holder of an Economic Interest shall sell all of such Person's Units and/or Economic Interests on the terms approved by the Board of Managers so long as such terms respect the liquidation rights and preferences associated with each class of Units, and each Member agrees to take all reasonable actions requested by the Board of Managers or the purchaser in connection with the consummation of any such sale pursuant to such terms. The provisions of this Section 8.9 shall supersede any Member's rights of first refusal pursuant to Section 8.5.

b.　　　If the closing of any sale of Units pursuant to Section 8.9(a) has not been affected within one hundred eighty (180) days after the Board of Managers approve of such sale, the Take-Along Right shall terminate as to that proposed transaction; provided, however, the provisions of Section 8.9(a) may thereafter be reinstated for that transaction by vote of the Board of Managers. Termination of Take-Along Rights for one transaction shall not affect the Take-Along Rights for any subsequent transaction.

c.　　　Nothing contained in this Section 8.9 shall obligate the Board of Managers to consummate any sale of the Company hereunder, and any such sale may be abandoned by the Board of Managers at any time. If any such proposed sale is abandoned, the Board of Managers shall promptly send written notice thereof to each of the Members.

d.　　　Notwithstanding the foregoing, no Member shall be required to enter into agreement to which a Take-Along Right applies unless:

(1)　　　any representations and warranties to be made by such Member in connection with the sale of its Units are limited to representations and warranties related to authority, ownership and the ability to convey title to such Units, including, but not limited to, representations and warranties that (A) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Member in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable (subject to customary limitations) against the Member in accordance with their respective terms; (D) neither the execution and delivery of documents to be entered into by the Member in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Member is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Member; and (E) the Member is solvent and not subject to any bankruptcy or similar proceeding;

(2)　　　such Member is not required to agree (unless such Member is a Company officer or employee) to any restrictive covenant in connection with the proposed sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the proposed sale);

(3)　　　the Member is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the proposed sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members);

(4)　　　liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such proposed sale) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such proposed sale, except with respect to claims related to fraud, bad faith, gross negligence or willful misconduct by such Member, the liability for which need not be limited as to such Member; and

(5)   upon the consummation of the proposed sale (A) each holder of each class of Units of the Company will receive the same form of consideration for their Units of such class as is received by other holders in respect of their Units of such same class of Units, and if any holders of any Units of the Company are given a choice as to the form of consideration to be received as a result of the proposed sale, all holders of such Units will be given the same option, (B) each holder of Units will receive the same amount of consideration per Unit as is received by other holders in respect of their Units of such same Class, and (C) unless waived as may be required by law, the aggregate consideration receivable by all holders of Units shall be allocated among the holders of Units on the basis of the relative liquidation preferences to which the holders of each respective class of Units are entitled in a liquidation of the Company.

ARTICLE 9
DISSOLUTION AND WINDING-UP

9.1   Dissolving Events: The Company shall be dissolved upon the occurrence of any of the following events:

a.   A voluntary termination, as defined in Section 8.1, above;

b.   Issuance of an Order by a Court of competent jurisdiction ordering the dissolution of the Company;

c.   The date of execution of the last, or only, instrument completing transfer of all, or substantially all, of the assets of the Company.

9.2   Certificate of Dissolution: As soon as possible following the occurrence of any of the events described in Section 9.1, above, a Manager shall execute a Certificate of Dissolution in such form as shall be prescribed by the California Secretary of State and file the Certificate as required by the Act.

9.3   Liquidation and Final Distribution of Proceeds: Upon the dissolution of the Company, the Members shall cause the Company affairs to be wound up, its receivables collected and its assets liquidated within a reasonable period of time, a final accounting made and the books of the Company closed; and the proceeds, after expenses, of such liquidation, shall be distributed as follows:

a.   First: To the satisfaction of all debts and other obligations of the Company to independent third parties;

b.   Second: To the satisfaction of all amounts due by the Company to Members on account of guaranteed payments due to the Members;

c.   Third: To the repayment of all Advances (including accrued interest);

d.   Fourth: To the Members, pro rata, in accordance with the positive balance in each Member's Capital Account, after giving effect to all contributions, distributions, and allocations for all periods.

9.4   **Distributions in Kind:** Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the Profit or Loss that would have resulted if such asset were sold for such value, such Profit or Loss shall then be allocated pursuant to Article 6, above, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of liabilities secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Board of Managers or, if any Member objects, by an independent appraiser selected by the Board of Managers or by any liquidating trustee and approved by the Members.

9.5   **Compliance With Timing Requirements of Regulations:** In the event the Company is "liquidated" within the meaning of Regulations §1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article 9 to the Members who have positive Capital Accounts in compliance with Regulations §1.704-1(b)(2). In no event, however, shall any Member with a Capital Account with a deficit balance (after giving effect to all contributions, distributions, and allocations for all taxable years, including the year during which such liquidation occurs) be required to contribute to the capital of the Company the deficit balance in such Member's Capital Account, and in no event shall such deficit be considered a debt from the Member to the Company. In the discretion of the Members, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Article 9 may be:

a.   Distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; or

b.   Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Members as soon as practicable.

9.6   **Rights of Members:** Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company for the return of his or her Capital Contribution and shall have no right or power to demand or receive property other than cash from the Company. No Member shall have priority over any other Member as to the return of his Capital Contributions, distributions, or allocations.

9.7   **No Obligation to Restore Negative Capital Account:** No Member shall be obligated to restore a negative Capital Account.

9.8   **Certificate of Cancellation:** A Manager shall cause to be filed in the office of, and on a form prescribed by, the California Secretary of State, a certificate of cancellation of the Articles upon the completion of the winding up of the affairs of the Company.

ARTICLE 10
AMENDMENTS; MEETINGS

10.1   **Amendments:** Amendments to this Agreement may be proposed by any Member. Following such proposal, the Member shall submit to the Board of Managers a verbatim statement of any proposed amendment, providing that counsel for the Company shall have approved of the same in writing as to form. The Board of Managers shall seek the written vote of the Members on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. A proposed amendment shall be adopted and be effective as an amendment hereto if it receives the affirmative vote of the Board of Managers and of a Required Member Vote.

10.2 **Meetings of the Members:** A meeting of the Members may be called at any time by any Manager, by any Class A Member or by any other Member or Members holding at least ten percent (10%) of the Units outstanding. Meetings of Members shall be held at the Company's principal place of business or at any other place in California designated by the Board of Managers. Not less than ten (10) nor more than sixty (60) days before each meeting, the Board of Managers shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice may waive notice, either before or after the meeting, by executing a waiver of such notice, or by appearing at and participating, in person or by proxy in the meeting. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members holding a Required Member Vote constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney in fact.

10.3 **Voting:** Except as otherwise provided in this Agreement, the affirmative vote of the Board of Managers and of a Required Member Vote present at the meeting in person and by proxy shall be required to approve any matter coming before the Members for which the Members are entitled to determine.

10.4 **Action Taken Without Meeting:** In lieu of holding a meeting, the Company may take action by written consents specifying the action to be taken, which consents must be executed and delivered to the Company by a sufficient number of Managers as would have enabled such action had the action been taken at a meeting of the Board of Managers, or by consents executed and delivered to the Company by Members holding Units constituting a Required Member Vote. Any such approved action shall be effective immediately. The Company shall give prompt notice to all Managers of any action approved by less than unanimous consent of all Managers.

10.5 **Requirement of Annual Meetings and Minutes:** There shall be no requirement that there be held annual meetings of the Members, nor shall annual minutes be required.

ARTICLE 11
INVESTMENT REPRESENTATIONS

11.1 **Representations; Legend:**

a. Each Member hereby covenants and agrees with the Company for the benefit of the Company and all Members, that (i) he is not currently making a market in Company Interests and will not in the future make a market in Company Interests; (ii) he will not transfer his Company Interests on an established securities market, a secondary market (or the substantial equivalent thereof) within the meaning of Code Section 7704(b) (and any Regulations, proposed Regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service or Treasury Department that may be promulgated or published thereunder); and (iii) in the event such Regulations, revenue rulings, or other pronouncements treat any or all arrangements which facilitate the selling of Company Interests and which are commonly referred to as "matching services" as being a secondary market or substantial equivalent thereof, he will not transfer any Company Interest through a matching service that is not approved in advance by the Company. Each Member further agrees that he will not transfer any Company interest to any person or entity unless such person or entity agrees to be bound by this Article 11 and to transfer such Company Interests only to persons or entities who agree to be similarly bound.

b.　　Each Member hereby represents and warrants to the Company and to each Member that such Member's acquisition of Company Interests hereunder is made as principal for such Member's own account and not for resale or distribution of such Company Interests. Each Member further hereby agrees that the following legend may be placed upon any counterpart of this Agreement, the Certificate of Company, or any other document or instrument evidencing ownership of Company Interests:

"The Company Interests represented by this document have not been registered under any securities laws and the transferability of such Company Interests is restricted. Such Company Interests may not be sold, assigned or transferred, nor will any assignee, vendee, transferee or endorsee thereof be recognized as having acquired any such Company Interests by the issuer for any purposes, unless (i) a registration statement under the Securities Act of 1933, as amended, with respect to such Company Interests shall then be in effect and such transfer has been qualified under all applicable state securities laws; or (ii) the availability of an exemption from such registration and the qualification shall be established to the satisfaction of counsel to the Company.

The Company Interests represented by this document are subject to further restriction as to their sale, transfer, hypothecation, or assignment as set forth in the Agreement of Company and agreed to by each Member. Said restriction provides, among other things, that no Company Interest may be transferred, except to certain specified transferees and that no vendee, transferee, assignee, or endorsee shall have the right to become a substituted Member without the consent of the Members."

c.　　Each Member represents and warrants that such Member has not seen or received any advertisement or general solicitation with respect to the sale of the Company Interests.

d.　　Each Member represents and warrants that (i) such Member has a preexisting personal or business relationship with the Company, the Managers or one or more of its officers, directors or controlling persons and is aware of its (their) characters, business acumen, and general business and financial circumstances; or (ii) by reason of his or her financial experience, or by reason of the business or financial experience of his or her financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, he or she is capable of evaluating the risks and merits of an investment in the Company and of protecting his or her own interests in connection with this investment.

e.　　Each Member acknowledges that during the course of this transaction and before purchasing the Company Interests, such Member has been provided with financial and other written information about the Company. Each Member represents and warrants that such Member has been given the opportunity to obtain any information and ask questions concerning the Company, the Company Interests, and such Member's investment that such Member felt necessary; and to the extent such Member availed himself or herself to that opportunity, such Member has received satisfactory information and answers.

f.　　Each Member represents and warrants that, in reaching the decision to invest in the Company, such Member has carefully evaluated his or her financial resources and investment position and the risks associated with the investment, and acknowledges that such Member is able to bear the economic risks of this investment.

11.2　No Registration of Company Interest: Each Member acknowledges that the Company Interest has not been registered under the Securities Act of 1933, as amended (the ***"Securities Act"***), or qualified under the California Corporate Securities Law of 1968, as amended, or any other applicable blue sky laws in reliance, in part, on his or her representations, warranties and agreements herein.

11.3 **Company Interest in Restricted Security:** Each Member understands that the Company Interest is a "restricted securities" under the Securities Act in that the Company Interest will be acquired from the Company in a transaction not involving a public offering, and that the Company Interest may be resold without registration under the Securities Act only in limited circumstances and that otherwise the Company Interest must be held indefinitely. In this connection, each Member understands the resale limitations imposed by the Securities Act and is familiar with SEC Rule 144, as presently in effect, and the conditions which must be met in order for that Rule to be available for sale of "restricted securities," including the requirement that the securities must be held for at least two (2) years after purchase thereof from the Company prior to resale (three (3) years in the absence of publicly available information about the Company) and the condition that there be available to the public current information about the Company under certain circumstances. Each Member understands that the Company has not made such information available to the public and has no present plans to do so.

11.4 **No Obligation to Register:** Each Member represents, warrants and agrees that the Company and the Board of Managers are under no obligation to register or qualify the Company Interest under the Securities Act or under any state securities law, or to assist him or her in complying with any exemption from registration and qualification.

11.5 **No Disposition in Violation of Law:** Without limiting the representations set forth herein, and without limiting the restrictions on transferability set forth in this Agreement, each Member agrees that he or she will not make any disposition of all or any part of the Company Interest which will result in the violation by him or her or by the Company of the Securities Act, the California Corporate Securities Law of 1968, or any other applicable securities laws. Without limiting the foregoing, he or she agrees (except as permitted under Sections 8.3, 8.4 and 8.5, above) not to make any disposition of all or any part of the Company Interest unless and until:

a.   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

b.   He or she has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if requested by the Board of Managers, he or she has furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law.

c.   In the case of any disposition of all or any part of the Company Interest pursuant to SEC Rule 144, in addition to the matters set forth in Subsection (b), above, such transferring Member shall promptly forward to the Company a copy of any Form 144 filed with the SEC with respect to such disposition and a letter from the executing broker satisfactory to the Company evidencing compliance with SEC Rule 144. If SEC Rule 144 is amended or if the SEC's interpretations thereof in effect at the time of any such disposition have changed from its present interpretations thereof, such Member shall provide the Company with such additional documents as the Board of Managers may reasonably require.

11.6 **Investment Risk:** Each Member acknowledges that the Company Interest is a speculative investment which involves a substantial degree of risk of loss by him or her of his or her entire investment in the Company, that he or she understands and takes full cognizance of the risk factors related to the purchase of the Company Interest, and that the Company is newly organized and has no financial or operating history.

11.7 **Restrictions on Transferability:** Each Member acknowledges that there are substantial restrictions on the transferability of the Company Interest pursuant to this Agreement, that there is no public market for the Company Interest and none is expected to develop, and that, accordingly, it may not be possible for him or her to liquidate his or her investment in the Company.

11.8 **No Representations by Company:** Each Member represents and warrants that neither the Board of Managers, any individual Manager, any agent or employee of the Company or of the Board of Managers, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to such Member that he or she may freely transfer the Company Interest, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Company, that past performance or experience on the part of the Company or its Affiliates or any other person in any way indicates the predictability of results of the ownership of the Company Interest or of the overall Company business, that any cash distributions from the Company operations or otherwise will be made to the Members by any specific date, or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

11.9 **Consultation with Attorney:** Each Member acknowledges, represents and warrants that he or she has been advised to consult with his or her own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent he or she considers necessary.

11.10 **Tax Consequences:** Each Member acknowledges that the tax consequences to his or her of investing in the Company will depend on his or her particular circumstances, and neither the Company, the Board of Managers, any individual Manager nor the partners, shareholders, members, managers, agents, officers, directors, employees, Affiliates or consultants of any of them will be responsible or liable for the tax consequences to him or her of an investment in the Company. Each Member will look solely to, and rely solely upon, his or her own advisers with respect to the tax consequences of this investment.

11.11 **Indemnity:** Each Member shall indemnify and hold harmless the Company, the Managers, each and every other Member, and any officers, directors, shareholders, managers, members, employees, partners, agents, attorneys, registered representatives, and control persons of any such entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by him or her including, without limitation, the information in this Agreement, against losses, liabilities, and expenses of the Company, the Managers, each and every other Member, and any officers, directors, shareholders, managers, members, employees, partners, attorneys, accountants, agents, registered representatives, and control persons of any such person or entity (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person in connection with such action, suit, proceeding or the like.

ARTICLE 12
ATTORNEYS' DISCLAIMER AND MEMBER ACKNOWLEDGEMENTS

12.1 **Attorneys' Disclaimer:** This Agreement was prepared by Eric Mogensen, attorney at law, who is representing the Initial Member (the ***"Original Client"***). The remaining Members acknowledge that they are not relying on or acting pursuant to any advice or representation of Eric Mogensen, that there is no attorney-client relationship between Eric Mogensen and such other Members, and that they have sought the advice of independent counsel to advise them of their rights, obligations and tax consequences hereunder. The remaining Members hereby acknowledge that they understand and authorize that Eric Mogensen may represent the Company in any action by the Company against any such Member.

12.2 **Authority of the Managers:** In providing any legal services to the Company, Mogensen shall have the right to rely on all representations made by any Manager and shall have the right to assume that any directions, instructions, or information received from any Manager is given by the Board of Managers with the full knowledge, consent and authority of the Board of Managers and, when required, the Members and of the Company. The undersigned Members hereby expressly acknowledge and agree that Eric Mogensen will assume, and is hereby expressly given the right to assume, that any directions and instructions received from any Manager regarding legal services provided, or to be provided, to the Company are given with the full knowledge, consent and authority of all Members of the Company.

12.3 **No Representation of Individual Members:** In providing legal services for the Company, Eric Mogensen shall represent only the Company, and not the individual Members, on any matters for which Eric Mogensen is retained, it being expressly acknowledged and agreed that there may potentially be conflicts of interest between the individual Members and between the individual Members and the Company. The Members hereby expressly acknowledge and agree that Eric Mogensen will not assume any attorney-client relationship between Eric Mogensen and such individual Members as a result of any representation or other legal service provided on behalf of the Company and such Members agree that they will seek independent counsel to advise them as to their personal rights, risks and obligations.

12.4 **Income Tax Effects:** Each of the Members hereto acknowledges that Eric Mogensen has not assumed any attorney/client relationship with such Member, and further acknowledges that there are certain income tax effects related to this Agreement, to the receipt or constructive receipt of funds from the Company, and to the allocation provisions set forth in this Agreement. Each of such Members acknowledges that they have not relied on Eric Mogensen, the Company or any Manager to advise them of the income tax effects of this Agreement, or any other matter, and each of such Members acknowledge and agree that they have sought the advice of income tax professionals to advise them of the income tax effects of this Agreement.

ARTICLE 13
REORGANIZATION

13.1 **Reorganization:** The Members agree that they may, at such time as the Board of Managers may determine, based upon the successful performance of the Company and equity market conditions prevailing from time to time, reorganize the Company as a corporation (*"New Corp"*). At any time, the Members may, by the affirmative vote of the Members holding a majority of the Class A Units, determine to reorganize the Company into New Corp.

13.2 **Form of Reorganization:** The reorganization of the Company into New Corp shall take such form as the Board of Managers may decide, which may include, without limitation, a transfer of all or substantially all of the assets and liabilities of the Company to New Corp, a merger between the Company and New Corp or a contribution of all outstanding Units to New Corp. In connection with such reorganization, Members shall receive shares of capital stock of New Corp which will contain substantially the same rights, privileges, preferences and restrictions as the Units held by such Member, as reasonably determined by the Board of Managers. In addition, each of the Members agree that, as a condition for being granted shares in New Corp, such Member, as shareholders of New Corp, shall execute a shareholder's agreement which would apply the provisions and principals set forth in Article 8 hereof to such shares.

13.3 **Termination of Agreement:** Upon the reorganization, except as may otherwise specifically be provided in the reorganization documents, this Agreement shall terminate and have no further force and effect except for those provisions which, by their nature, survive the termination of this Agreement, and except for any indemnification or other rights a Member may have with respect to actions or events occurring prior to the reorganization.

ARTICLE 14
REPRESENTATIONS AND COVENANTS OF MEMBERS AND MANAGERS

14.1 **Participation in Competitive Enterprise:** No Manager or Member shall, nor shall any Manager or Member permit any of his/her/its Affiliates to, participate, directly or indirectly, in any business which competes with any business that the Company is then actively engaged, or any business in which the Company anticipates as of that date actively engaging in (a *"Competitive Enterprise"*); provided that the passive ownership of not more than 5% of the outstanding shares of any class of capital stock of a corporation which is publicly traded will not be deemed a violation of this Section. Except for the foregoing, each Manager or Member may engage or invest in any other type of business or activity of any type or description which does not constitute a Competitive Enterprise. which do not constitute a Competitive Enterprise, or to the income or proceeds derived therefrom. Except with respect to a Competitive Enterprise, no Manager or Member shall be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Except with respect to a Competitive Enterprise, each Manager and Member shall have the right to hold any investment opportunity or prospective economic advantage for his/her/its own account or to recommend such opportunity to Persons other than the Company. The Members acknowledge that each Manager, each other Member and each of their Affiliates may own and/or manage other businesses, including businesses that may compete for such Manager's or Member's time. Except as are specifically restricted hereunder with respect to a Manager's or Member's participation in a Competitive Enterprise, the Members hereby waive any and all rights and claims which they may otherwise have against each of the Manager and remaining Members, and each of their, Affiliates as a result of any such activities.

14.2 **Confidentiality:** Each Member and Manager agrees at all times while serving as a Manager or holding a Membership Interest and thereafter, to hold in strictest confidence, and not to use, except for the benefit of the Company to the extent necessary to perform my obligations to the Company, or to disclose to any Person without written authorization of the Board of Managers, any Confidential Information of the Company, and to make no copies of such Confidential Information except as authorized by the Board of Managers.

14.3 **Third Party Information:** Each Member and Manager represents that his/her/its performance of all terms of this Agreement and any other agreement related to the provision of any products or services to the Company has not breached and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by such Member or Manager prior or subsequent to the date such Member or Manager became a Member or Manager of this Company. Each Member and Manager agrees that he/she/it will not disclose to the Company or use any Inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party. Each Member and Manager agrees that he/she/it will not induce the Company to use any Inventions, confidential or non-public proprietary information, or material belonging to any previous client, employer or any other party.

ARTICLE 15
MISCELLANEOUS

15.1 **Attorneys' Fees:** In the event that any litigation, arbitration, or other proceeding is commenced between the parties hereto or their personal representatives, successors or assigns concerning the enforcement or interpretation of any provision of this Agreement or the rights and duties of any party in relation thereto, the party or parties prevailing in such litigation, arbitration or other proceeding shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for attorneys' fees, which sum shall be determined by the Court in such litigation or by a separate legal action brought for that purpose. For the purposes of this paragraph, the "prevailing party" shall be determined in accordance with the provisions of California Civil Code §1717.

15.2 **Notices:** Any notice, demand or request which may be permitted, required or desired to be given in connection herewith shall be given in writing. Notices shall be either (i) personally delivered (including delivery by Federal Express or other courier service) to the offices set forth above, in which case they shall be deemed delivered on the date of first attempted delivery to said offices; (ii) sent by facsimile or electronic mail, in which case they shall be deemed delivered on the date sent, if sent during normal business hours, or on the next business day, if sent outside normal business hours, if such notices sent by facsimile or electronic mail are also sent by overnight courier within one (1) business day after transmission; (iii) sent by certified mail, return receipt requested, in which case they shall be deemed delivered on the date shown on the receipt unless delivery is refused or delayed by the addressee, in which event they shall be deemed delivered on the date of deposit in the United States mail; or (iv) sent in any manner other than as set forth in subsections (i) through (iii), above, in which case they shall be effective when actually received by the party to whom such notices are given. The addresses and addressees may be changed by giving notice of such change in the manner provided for above. The initial address for mailing notices to the Initial Member shall be as set forth on Exhibit A attached hereto, and the initial address for mailing notices to any New Member shall be as set forth in the Joinder Agreement executed by such New Member.

15.3 **Binding Effect:** This Agreement is to be binding upon and inure to the benefit of the Members, their successors and assigns, and to their respective heirs, executors, administrators, personal representatives, successors and assigns, and all persons hereafter holding or having an interest in and to the Company, whether as assignees, admitted Members, or otherwise, and the Members, by the execution hereof, direct their personal representatives to open their estates promptly to courts of proper jurisdiction and to execute, procure and deliver all documents, including, but not limited to, appropriate orders of the probate court and inheritance tax waivers as shall be required to effectuate the purposes of this Agreement.

15.4 **Governing Law:** This Agreement shall be construed and interpreted in accordance with the laws of the State of California.

15.5 **Integrated Agreement; Modification:** This instrument contains the entire agreement of the parties and cannot be amended or modified except by a written Agreement, executed by each of the parties hereto.

15.6 **Captions:** The captions of this Agreement are for convenience purposes only, and shall have no effect on its construction or interpretation.

15.7 **Singular and Plural; Gender:** When required by the context of this Agreement, the singular shall include the plural, and the masculine shall include the feminine.

15.8 **Severability:** The unenforceability, invalidity, or illegality of any provision shall not render the other provisions unenforceable, invalid, or illegal.

15.9 **Waiver:** No consent or waiver, express or implied, by any party to this Agreement or of any breach or default by any other in the performance of any obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default by such party hereunder. Failure on the part of any party hereto to complain of any act or failure to act of the other party or to declare the other party in default hereunder, irrespective of how long such failure continues, shall not constitute a waiver of the rights of such party hereunder.

15.10 **Dispute Resolution and Arbitration:** Except as otherwise provided in this Agreement, any controversy or dispute arising out of this Agreement, the interpretation of any of the provisions hereof, the issuance of any Units or other Company interests, or the action or inaction of any Manager or Member shall be submitted to binding arbitration in Los Angeles County, California under the then prevailing rules of JAMS, Inc. (*"JAMS"*), before a single arbitrator mutually agreed to by the parties, or, if an arbitrator has not been agreed upon by the 30th day of the demand for arbitration by either party, appointed by JAMS. Any award or decision obtained from any such arbitration proceeding shall be final and binding on the parties, and judgment upon any award thus obtained may be entered in any court having jurisdiction thereof. No action at law or in equity based upon any claim arising out of or related to this Agreement or the actions or inactions of any Manager or Member hereunder, whether sounding in contract, tort or otherwise, shall be instituted in any court by any Member except (a) an action to compel arbitration pursuant to this Section, (b) an action to enforce an award obtained in an arbitration proceeding in accordance with this Section, (c) and action filed solely for purposes of preserving any applicable statute of limitations, or (d) an action solely seeking injunctive relief as may be permitted under this Agreement.

15.11 **Specific Performance:** The Members hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to the personal representatives of a deceased Member by reason of a failure to perform any of the obligations under this Agreement. Therefore, if any Member hereto, or the personal representative of a deceased Member, shall institute any action or proceeding to enforce the provisions hereof, any person (including the Company), against whom such action or proceeding is brought hereby waives a claim or defense therein that such party or such personal representative or such transferee(s) has or have an adequate remedy at law, and such person shall not urge in any such action or proceeding the claim or defense that such remedy at law exists. Notwithstanding Section 16.10, above, any Member may petition any Court for injunctive relief or specific performance without first submitting to arbitration under Section 16.10, above.

15.12 **Counterparts:** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The parties may execute this Agreement by means of DocuSign or similar electronic signature method complying with the U.S. federal ESIGN Act of 2000, California's Uniform Electronic Transactions Act (Cal. Civ. Code § 1633.1, et seq.) or other applicable Law (*"E-Sign Laws"*), and counterparts may be delivered via facsimile, electronic mail (including portable document format (pdf), DocuSign or any electronic signature and delivery method or other transmission method complying with applicable E-Sign Laws). Any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. The parties expressly agree that (i) a signature page signed or delivered electronically may be introduced into evidence in any proceeding arising out of or related to this Agreement as if it were an original signature page, and (ii) the party disputing the validity and effectiveness of this Agreement on the basis that the electronic signature or delivery of this Agreement by electronic means was not valid shall bear the burden of proof.

       15.13   **No Third Party Beneficiaries**: The provisions of this Agreement including, without limitation, provisions requiring Capital Contributions, additional capital contributions, or indemnification of Members or the Company by the Company or by other Members, are intended solely for the benefit of the Members and are not to be construed for the benefit of any other person or entity including, without limitation: (i) any creditor of the Company or any Member; (ii) any person or entity who may have a claim against the Company or any Member; or (iii) except as concerns rights to receive distributions actually made by the Company, any person or entity holding an Economic Interest in the Company who is not also a Member of the Company. No creditor or other person who is not a Member shall obtain any rights under the provisions of this Agreement, and no such person shall have the right to make any claim with respect to any debt, liability or obligation against the Company or any Member on the basis of this Agreement.

       15.14   **Time of the Essence:** Time is of the essence of each provision of this Agreement.

       15.15   **Execution of Documents:** The parties hereto hereby agree to execute and deliver such further instruments, agreements, contracts and documents, as may be reasonably required to effectuate the stated and intended purposes of this Agreement.

       15.16   **Neutral Construction:** The parties hereto agree that this Agreement will be interpreted neutrally, and that it should not be construed for or against any party deemed to be the drafter thereof.

       15.17   **Construction:** The words "include," "includes" and "including" when used herein is used in a non-exclusive sense and shall be deemed in each case to be followed by the words "without limitation."

       15.18   **Writing:** For purposes of this Agreement, unless otherwise specified herein, a "writing" shall include facsimiles, electronic mail and other forms of electronic communications.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Members have executed this Agreement effective as of the date and year first above written.

Initial Members   **New Member**

Intelligent Optical Systems, Inc., a California   Cust Corp., a [_____] corporation
corporation

By: ___Reuben Sandler_____   By: _____
         FCE80D4D4E58474...
        Reuben Sandler, CEO   Title: _____

[Operating Agreement – Signature Page]

EXHIBIT A
LISTING OF MEMBERS

Class A Units

Name and Address	Description of Contribution	Units	Contribution Gross Asset Value
Intelligent Optical Systems, Inc. 19601 Mariner Ave. Torrance, CA 90503 Attn: Reuben Sandler, CEO E-mail: rsandler@intopsys.com	Initial Member Contribution	10,000,000	$10,000,000
Total Class A Units Issued		**10,000,000**	**$10,000,000**

Class B Units

Name and Address	Description of Contribution	Units	Contribution Gross Asset Value
Cust Corp. [_____] [_____] Attn: [_____] Email: [_____]	Cash		
Total Class B Units Issued			
Total Units			

EXHIBIT B
ARTICLES OF ORGANIZATION

EXHIBIT C
DEFINITIONS

1.   **Adjusted Capital Account Deficit:** *"Adjusted Capital Account Deficit"* means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts which such Member is obligated to restore to the Company (pursuant to the terms of any Promissory Note or other written evidence of indebtedness of such Member, if any, or as otherwise required by law), or is deemed to be obligated to restore pursuant to the Minimum Gain provisions of Regulations §§1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5), relating to certain nonrecourse indebtedness of the Company in excess of the Company's tax basis in the property securing such nonrecourse indebtedness; and (ii) debit to such Capital Account the items described in §1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations, related to depletion allowances, losses and planned distributions from the Company.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of §1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

2.   **Affiliate:** *"Affiliate"* means, with respect to any Member, (i) any person or entity directly or indirectly controlling, controlled by, or under common control with such Member; (ii) any person or entity owning or controlling ten percent (10%) or more of the outstanding voting interests of such Member; (iii) any officer, director, or general partner of such Member; or (iv) any person who is an officer, director, general partner, trustee or holder of ten percent (10%) or more of the voting interests of any person or entity described in clauses (i) through (iii), above. For purposes of this Section, a ten percent (10%) voting or beneficial interest in any entity shall be deemed to be control of such entity.

3.   **Board of Managers:** *Board of Managers"* means the Board of Managers elected from time to time pursuant to the terms hereof.

4.   **Capital Account:** *"Capital Account"* means, with respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:

a.   To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any item in the nature of income and gain which are specially allocated pursuant to Exhibit D, below, and the amount of any Company liabilities assumed by such Member or which are secured by any Company property distributed to such Member;

b.   To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any item in the nature of losses or expenses which are specially allocated pursuant to Exhibit D, below, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company;

c.   In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest;

d.   In determining the amount of any liability for purposes of Subparagraphs (a) or (b), above, there shall be taken into account Code §752(c) and any other applicable provisions of the Code and Regulations.

e.   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations §1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to the liabilities which are secured by the contributed or distributed property or which are assumed by the Company or the Members), are computed in order to comply with such Regulations, the Board of Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member under this Agreement. The Board of Managers also shall: (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations §1.704-1(b)(2)(iv)(q); and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations §1.704-1(b).

5.   **Capital Contribution:** *"Capital Contribution"* means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Company Interest held by such Member. The principal amount of a Promissory Note which is not readily traded on an established securities market and which is contributed to the Company by the Maker of the Note shall not be considered a Capital Contribution until such time as the Company makes a taxable disposition of the Note, or until such time (and to such extent) as principal payments are made on the Note, as provided in Regulations §1.704-1(b)(2)(iv)(d)(2).

6.   **Class A Units; Class A Members:** *"Class A Units"* means the number of Units of the Company issued and outstanding representing Class A Units. *"Class A Members"* means the Members who hold Class A Units. The Class A Members and the number of Class A Units outstanding which they hold are identified on Exhibit A hereto, as Exhibit A may be updated from time to time. Such number may be adjusted from time to time on the books and records of the Company pursuant to the terms hereof.

7.   **Class B Unit; Class B Members:** *"Class B Units"* means the number of Units of the Company issued and outstanding representing Class B Units. *"Class B Members"* means the Members who hold Class B Units. The Class B Members and the number of Class B Units outstanding which they hold are identified on Exhibit A hereto, as Exhibit A may be updated from time to time. Such number may be adjusted from time to time on the books and records of the Company pursuant to the terms hereof.

8.   **Code:** *"Code"* means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision of succeeding law).

9.   **Company Minimum Gain:** *"Company Minimum Gain"* has the meaning set forth in §§1.704-2(b)(2) and 1.704-2(d) of the Regulations.

10.   **Company Proprietary Information:** *"Company Proprietary Information"* means: (a) all software, specifications, designs, algorithms, publications, templates, training manuals, methodologies, trade secrets, and any other data, information, materials or technology that has been or is, in the future, created or acquired by the Company; (b) any materials, research results, analytical results, reports, data, developments, improvements, Inventions (whether or not patentable or reduced to practice), designs, algorithms, methodologies, trade secrets and other data or technology that the Company prepares, makes, conceives, or devises, solely or jointly with others; and (c) all modifications, improvements, enhancements, additions to, alterations or translations (including translation into different languages) made to the Company Proprietary Information or derivative works derived from the Company Proprietary Information.

11.   **Confidential Information:** *"Confidential Information"* means any Company Proprietary Information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, suppliers, customer lists and customers, prices and costs, employee or contractor identities, job titles, compensation paid to employees or contractors, markets, software, developments, Inventions, laboratory notebooks, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, licenses, finances, budgets other information of the Company pertaining to any aspect of the Company or its business or affairs, or proprietary or confidential information of customers, vendors or other third parties with whom the Company owes a duty of confidentiality; provided, however, that Confidential Information does not include any of the foregoing items which has become publicly and widely known and made generally available through no wrongful act of any third party. The terms of this Agreement constitute the Confidential Information of the Company.

12.   **Depreciation:** *"Depreciation"* means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period, bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero (0), such Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable means selected by the Board of Managers.

13.   **Economic Interest:** *"Economic Interest"* means a person's right to share in the income, gains, losses, deductions, credits, or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to participate in management, or any right to information concerning the business and affairs of the Company.

14.   **Gross Asset Value:** *"Gross Asset Value"* means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

a.   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

b.   The Gross Asset Value of all Company assets shall be adjusted to equal their gross fair market values as of the following times:

i.   The acquisition of any additional interest in the Company by a new or existing Member in exchange for more than a deminimus Capital Contribution;

ii.   The distribution by the Company to a Member of more than a deminimus amount of property as consideration for an interest in the Company; and

iii.   The liquidation of the Company within the meaning of Regulations §1.704-1(b)(2)(ii)(g).

c.   The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution; and

d.   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code §734(b) or Code §743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations §1.704-1(b)(2)(iv)(m) and Section 1(h) of <u>Exhibit D</u>; provided, however, that Gross Asset Value shall not be adjusted pursuant to this Section 14(d) to the extent the Board of Managers determine that an adjustment pursuant to Section 14(b), above, is necessary or appropriate in connection with the transaction that would otherwise result in an adjustment pursuant to this subparagraph. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this paragraph, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

     e. In determining Gross Asset Value, as set forth above, §7701(g) of the Code shall be disregarded.

   15. <u>**Inventions**</u>**:** *"Inventions"* shall mean any and all inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which are developed for or pertain to the current or anticipated business activities of the Company.

   16. <u>**Manager**</u>**:** *"Manager"* means a person who is a member of the Board of Managers as elected from time to time pursuant to the terms hereof.

   17. <u>**Member Nonrecourse Debt**</u>**:** *"Member Nonrecourse Debt"* means any Nonrecourse Liability of the Company with respect to which a Member, or an Affiliate of a Member, bears the economic risk of loss within the meaning of Regulation §1.704-2(b)(4), after substituting the word "Member" for the word "Partner" therein.

   18. <u>**Member Nonrecourse Debt Minimum Gain**</u>**:** *"Member Nonrecourse Debt Minimum Gain"* means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations, determined after substituting the word "Member" for the word "Partner" therein.

   19. <u>**Member Nonrecourse Deductions**</u>**:** *"Member Nonrecourse Deductions"* has the meaning set forth in §§1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations, determined after substituting the word "Member" for the word "Partner" therein.

   20. <u>**Nonrecourse Deductions**</u>**:** *"Nonrecourse Deductions"* has the meaning set forth in §§1.704-2(b)(1) and 1.752-1(a)(2) of the Regulations.

   21. <u>**Nonrecourse Liability**</u>**:** "*Nonrecourse Liability"* has the meaning set forth in §1.704-2(b)(3) of the Regulations.

   22. <u>**Percentage Interest**</u>**:** *"Percentage Interest"* means a fraction, expressed as a percentage, the numerator of which is the total number of Units owned by a Member, and the denominator of which is the total number of all Units owned by all Members. In calculating Percentage Interest, only Units actually outstanding shall be considered, and options or other rights to acquire units, and any phantom units, unit appreciation rights or other contractual rights to participate in appreciation and/or liquidation proceeds of the Company, shall not be considered.

   23. <u>**Permitted Transfer**</u>**:** *"Permitted Transfer"* means the transfer of a Company Interest by a Member in compliance with Article 8, below.

24. **Person:** *"Person"* means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust association or any other association or business entity.

25. **Profits and Losses:** *"Profits"* and *"Losses"* means for each fiscal year or other period, an amount equal to the Company taxable income or loss for such year or period, determined in accordance with Code §703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code §703(a)(1) shall be included in taxable income or loss), with the following adjustments:

        a.   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

        b.   Any expenditures of the Company described in Code §705(a)(2)(B) or treated as Code §705(a)(2)(B) expenditures pursuant to Regulations §1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

        c.   In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 14(b) or 14(d), above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for the purposes of computing Profits or Losses;

        d.   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding the adjusted tax basis of such property differs from its Gross Asset Value;

        e.   In lieu of the depreciation, amortization and other cost recovery reductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period computed in accordance with Section 12, above; and

        f.   Notwithstanding any other provision in this Section to the contrary, any items which are specially allocated pursuant to Exhibit D shall not be taken into account in computing Profits or Losses.

26. **Regulations:** *"Regulations"* means the Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

27. **Tax Distribution Amount:** *"Tax Distribution Amount"* means an amount reasonably estimated by the Board of Managers to be equal to the highest combined effective Federal, state and local individual tax rate which could be assessed against any Member multiplied by the Profits allocated to each Member under Article 6.

28. **Units:** *"Units"* means, collectively, the Class A Units, the Class B Units and any other class of Units which may, from time to time, be issued by the Company in accordance with the terms of this Agreement. The Board of Managers may, at any time, "split" Units or "reverse-split" Units. In addition, if the Company issues additional Units in accordance with the provisions of this Agreement, then the Percentage Interest which each Unit represents shall change. Exhibit A shall be amended each time additional Units are issued, and upon the occurrence of any "split" or "reverse-split".

EXHIBIT D
SPECIAL TAX ALLOCATIONS

1.   **Special Regulatory Allocations**:

a.   <u>No Adjusted Capital Account Deficit</u>: Any losses allocated pursuant to this Agreement shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses, the limitations set forth in this Subparagraph 1(a) shall be applied in a manner so as to allocate the maximum permissible loss to each Member under §1.704-1(b)(2)(ii)(d) of the Regulations. Any loss reallocated under this Section shall be taken into account in computing subsequent allocations of income and loss pursuant to Article 6 and this <u>Exhibit D</u> so that the net amount of any item so allocated and the income and losses allocated to each Member pursuant to Article 6 and this <u>Exhibit D</u>, to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to this Article 6 if no reallocation of losses had occurred under this Section.

b.   <u>Minimum Gain Chargeback</u>: Except as provided in §1.704-2(f) of the Regulations, and notwithstanding any other provision of this Agreement to the contrary, if, in any year or other period, there is a net decrease in the amount of the Company Minimum Gain, then each Member shall first be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to the Member's share of the net decrease in such Company Minimum Gain during such year (as determined under Regulation §1.704-2(g)). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This subparagraph 1(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

c.   <u>Member Minimum Gain Chargeback</u>: Except as otherwise provided in §1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Paragraph 1 of <u>Exhibit D</u>, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during the Company year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with §1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations §1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with §§1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This subparagraph 1(c) is intended to comply with the minimum gain chargeback requirement in §1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

d.   <u>Qualified Income Off-set</u>: In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in §1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, which create or increase an Adjusted Capital Account Deficit of such Member, then items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Paragraph 1(d) of <u>Exhibit D</u> shall be made only if and to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Paragraph 1 of <u>Exhibit D</u> have tentatively been made as if this Paragraph 1(d) of <u>Exhibit D</u> were not in the Agreement. It is the intent of this subparagraph 1(d) to comply with the alternative test for economic effect set forth in §1.704-1(b)(2)(ii)(d) of the Regulations.

    e. <u>Gross Income Allocation</u>: In the event any Member has a deficit Capital Account at the end of any Company fiscal year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to the provisions of the Member's promissory note to the Company, or otherwise, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the provisions of §1.704-1(b)(2)(ii)(c) of the Regulations, and such Member's share of minimum gain as defined in §1.704-2(g)(1) (which is also treated as an obligation to restore under §1.704-1(b)(2)(ii)(d) of the Regulations), each such Member shall be specially allocated items of Membership income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Paragraph 1(d) of <u>Exhibit D</u> shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Paragraph 1 of <u>Exhibit D</u> have been made as if Paragraphs 1(d) and (e) of <u>Exhibit D</u> were not in this Agreement.

    f. <u>Nonrecourse Deductions</u>: Nonrecourse Deductions for any year shall be specially allocated among the Members in proportion to their Company Interests.

    g. <u>Member Nonrecourse Deductions</u>: Any Member Nonrecourse Deductions for any year shall be specially allocated to the Member or Members who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations §1.704-2(i)(1).

    h. <u>Code Section 754 Adjustment</u>: To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code §734(b) or Code §743(b) is required, pursuant to Regulations §1.704-1(b)(2)(iv)(m)(2) or Regulations §1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with the interests in the Company in the event Regulations §1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event Regulations §1.704-1(b)(2)(iv)(m)(4) applies.

    i. <u>Allocations Relating to Taxable Issuance of Company Interests</u>: Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

    j. <u>Compliance with Regulations</u>: The foregoing provisions of Paragraph 1 of <u>Exhibit D</u> are intended to comply with Regulations §§1.704-1(b) and 1.704-2(b), and shall be interpreted and applied in a manner consistent with such Regulations.

  2. **Curative Allocations:** The allocations set forth in Paragraph 1, above (the "Regulatory Allocations"), are intended to comply with certain requirements of the Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Managers are hereby authorized to divide other allocations of Profits, Losses and other items among the Members so as to prevent the Regulatory Allocations from distorting the manner in which Company distributions will be divided among the Members. In general, the Managers anticipate that this will be accomplished by specially allocating other items of income, gain, loss and deduction among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero (0). However, the Managers shall have discretion to accomplish this result in any reasonable manner.

3. <u>**Code Section 704(c) Allocations:**</u> In accordance with Code §704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value computed in accordance with this Agreement.

In the event the Gross Asset Value of any Company asset is adjusted, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as set forth under and pursuant to Code §704(c) and the Regulations thereunder.

Any election or other decisions relating to such allocations shall be made by the Company in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Paragraph 3 of <u>Exhibit D</u> are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any person's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

EXHIBIT E
ASSIGNMENT

ASSIGNMENT

This Assignment (the *"Assignment"*) is entered into effective this 1st day of January, 2024 by and between Intelligent Optical Systems, Inc., a California corporation (*"Assignor"*) and MISAA, LLC, a California limited liability company (*"Assignee"*), and is made with reference to the following facts and objectives:

RECITALS

A.   Assignor is the owner of U.S. Provisional Patent Application Nos. 63/253,518 (filed October 7, 2021) and 63/270,501 (filed October 21, 2021) (the *"Provisional Patents"*), and all patent rights and patent application rights related thereto (the *"Patent Rights"*), and all inventions, innovations, technology, trade secrets, know-how and other intellectual property described therein or related thereto (the *"Intellectual Property"*), and all other intellectual property rights related thereto (with the Provisional Patents, the Patent Rights and the other intellectual property rights being collectively, the *"Intellectual Property Rights"*).

B.   Assignee is a limited liability company which is governed by that certain Operating Agreement dated effective as of January 1, 2024 (the *"Operating Agreement"*).

C.   Assignor desires to contribute the Intellectual Property and the Intellectual Property Rights to Assignee in exchange for Ten Million (10,000,000) Class A Units in Assignee, all pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.   **Definitions:** Capitalized terms not otherwise defined in this Assignment shall have the meanings ascribed to such terms in the Operating Agreement.

2.   **Assignment:** In exchange for the issuance of the Class A Units pursuant to Paragraph 3, below, Assignor hereby assigns to Assignee all right, title and interest held by Assignor in the Intellectual Property and in the Intellectual Property Rights. Assignor agrees to execute such documents as may be necessary or appropriate to transfer the Provisional Patents and any Patent Rights to Assignee with the United States Patent and Trademark Office.

3.   **Issuance of Units:** In consideration of the assignment set forth in Paragraph 2, above, Assignee hereby issues Ten Million (10,000,000) Class A Units in Assignee to Assignor. Assignor hereby accepts such Units, and agrees that the Class A Units shall be held and governed pursuant to the terms and conditions of the Operating Agreement.

4.   **Further Assurances:** Assignor agrees to execute such additional documents and instruments as may be necessary or appropriate to effect the transfer of the Intellectual Property and the Intellectual Property Rights to Assignee.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed this Assignment effective as of the date and year first above written.

Assignor:

Intelligent Optical Systems, Inc., a California corporation

By: DocuSigned by: Reuben Sandler FCE80D4D4E58474...
Reuben Sandler, CEO

Assignee:

MISAA, LLC, a California limited liability company

By: DocuSigned by: Reuben Sandler FCE80D4D4E58474...
Reuben Sandler, CEO

[Signature Page – Assignment]